John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778    Fax: 913.660.9157
john.lively@1940actlawgroup.com

September 25, 2017

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Brown Capital Management Mutual Funds (the “Trust’) (File Nos. 811-06199 and 033-374458)

Dear Ms. DiAngelo Fettig:

You recently provided me comments relating to the annual shareholder report filing on Form N-CSR for the Trust and each of its series – the Brown Capital Management Small Company Fund (the “Small Company Fund”), the Brown Capital Management International Equity Fund, the Brown Capital Management Mid Company Fund, and the Brown Capital Management International Small Company Fund (the “International Small Company Fund”) (each a “Fund” and collectively, the “Funds”) – for the fiscal year ended March 31, 2017 filed with the Securities and Exchange Commission on June 6, 2017.

1.
Comment:        In regard to the International Small Company Fund, on page 26 of the Form N-CSR, each of the Funds, other than this Fund, discloses in the mountain chart and performance their gross expenses and this Fund discloses only the net expenses. Please explain why this difference exists.

Response: The Trust will include the gross expenses and net expenses for the International Small Company Fund in the next shareholder report filing.

2.
Comment:        This comment relates to prospectus disclosure for the Small Company Fund. The Staff notes that this Fund has consistently invested over 25% of its assets in the medical/health care field for the past three years. Please consider if, in the Fund’s next annual update to its registration statement, it should add specific sector risk to the prospectus for medical/health care.

Response:        The investment adviser to the Small Company Fund and the Trust have reviewed the holdings (current and historical) in light of the overall investment mandate of the Small Company Fund and do not believe it would be necessary to identify any specific sector risk in the prospectus for the Small Company Fund. As is the process each year in connection with the annual registration statement, the Trust, with the investment adviser’s input, will review the overall investment strategies of the Small Company Fund to assess the need for any enhancements to the risk disclosures, including any such risk disclosures associated with specific sector exposures.

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
September 25, 2017

3.
Comment:        This comment relates to prospectus disclosure for the Brown Capital Management Small Company Fund. In the next annual update to the Fund’s registration statement, please remove the footnote to the fee table that discusses the expense limitation agreement because this Fund is currently operating under its expense cap.

Response:        The Trust will review this comment prior to the next annual update filing for the Brown Capital Management Small Company Fund and, if the Fund continues to operate under its expense cap at that time, will remove the footnote relating to the expense limitation agreement.

4.
Comment:        This comment relates to the prospectus disclosure for the Funds. There seems to be a slight discrepancy in the ability to recapture expenses by the Funds’ investment adviser between the annual report and the registration statement. The registration statement notes the ability to recapture previously waived expenses within three fiscal years following the fiscal year incurred while the financial statements note recoupment up to three years from the date incurred. The Staff prefers the disclosure contained in the financial statements. Please update the registration statement to sync up with the financial statements at the next regularly scheduled annual update.

Response: The Trust will review the terms of the expense limitation arrangements and ensure that the disclosures are synced up.

5.
Comment:        Please confirm and update disclosures, as needed, that prior years expenses can be recaptured only if such repayment does not cause the expense ratio to exceed the expense cap in place at the time the amounts were waived or the respective Fund’s current expense cap.

Response:        The Trust confirms that previously waive fees and reimbursed expenses may only be recovered if such repayment does not cause the Fund’s expense ratio to exceed the expense cap that was in place at the time such amounts were waived and/or reimbursed or to exceed any expense limitation arrangement that is in place at the time of such recovery.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively